SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15th, 2024

CREDICORP LTD. (Registrant)

By:	/s/ Milagros Cigüeñas
Milagros Cigüeñas
Authorized Representative

August 15, 2024

Securities and Exchange Commission - SEC

Re.: CORRECTION TO CERTAIN ACCUMULATED RATIOS IN 2Q24 EARNINGS MATERIALS

Attached herewith find a Press Release dated August 13, 2024, in which Credicorp Ltd. announced corrections to four ratios published in its 2Q24 Earnings Materials.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Milagros Cigüeñas
Authorized Representative
Credicorp Ltd.

Credicorp Corrects Certain Accumulated Ratios in 2Q24 Earnings Materials and Reaffirms 1H24 Financials and 2024 Guidance

Lima, PERU, August 13, 2024 – Credicorp Ltd. (“Credicorp” or “the Company”) (NYSE: BAP | BVL: BAP) announces to its shareholders and the market, corrections to four ratios published in its 2Q24 Earnings Materials. These amendments are attributable to miscalculations on certain accumulated performance indicators.

Below is a table including the reported and corrected indicators, presented on the Company´s 2Q24 Earnings Release.

Performance Indicator	Originally Reported Figure	Corrected Figure	Location in Earnings Release

1H24 ROE	17.2%	17.6%	Pages 3 and 11

1H24 Funding cost	3.16%	2.90%	Page 11

1H24 Operating expenses / Total average assets	7.4%	3.7%	Page 11

1H23 Operating Expenses / Total average assets	7.1%	3.5%	Page 11

The above-mentioned corrections do not affect the Company’s reported IFRS financial results nor the Company’s full year 2024 guidance, as announced on August 8, 2024.

The Company will replace its quarterly materials (Earnings Release, Conference Call Presentation and Historical Consolidated Charts) to reflect the conforming corrections for the following metrics: ROE for 1H24, Funding cost for 1H24, and Operating expenses to Total average assets for 1H23 and 1H24.

About Credicorp

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru with presence in Chile, Colombia, Bolivia, and Panama. Credicorp has a diversified business portfolio organized into four lines of business: Universal Banking, through Banco de Credito del Peru – BCP and Banco de Credito de Bolivia; Microfinance, through Mibanco in Peru and Colombia; Insurance & Pension Funds, through Grupo Pacifico and Prima AFP; and Investment Management & Advisory, through Credicorp Capital, Wealth Management at BCP and ASB Bank Corp.

For further information please contact the IR team:

Investorrelations@credicorpperu.com

Investor Relations
Credicorp Ltd.